Mail Stop 3010

July 16, 2009

<u>VIA U.S. MAIL</u>

Mr. Daniel Imperato
Interim Non-Executive Chairman Emeritus
Imperiali Inc.
222 Lakeview Avenue, Suite 160
West Palm Beach, FL 33401

      Re: Imperiali Inc.
             Form 10-K for the fiscal year ended August 31, 2008
             Filed December 16, 2008
             File No. 000-52406

Dear Mr. Imperato:

      We have reviewed your filing and have the following comments. Please be as detailed as necessary in your explanations. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Form 10-Q for the quarterly period ended February 28, 2009</u>

<u>Note 7 – Entry into a Material Definitive Agreement, page 8</u>

1. Please tell us how you determined the valuation of the stock that was issued to Mr. Imperato on February 10, 2009. From your disclosure on your Statement of Changes in Stockholders' Equity (Deficit), it appears the valuation of $3 per share significantly exceeds the price paid for any recent sales of your common stock.

Item 4 – Controls and Procedures, page 16

2. Please revise to disclose the conclusions of the registrant's principal executive and principal financial officers, or persons performing similar functions, regarding the effectiveness of the registrant's disclosure controls and procedures as of the end of the period covered by the report.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

     If you have any questions, you may contact Eric McPhee at (202) 551-3693 or me at (202) 551-3486.

Sincerely,

Daniel L. Gordon
Branch Chief